UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 9, 2022

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020

	2021	2020
Assets:
Investments (at fair value)	$1,701,979,822	$1,524,022,016
Notes receivable from participants	20,941,200	20,738,596
Non-interest bearing cash	341,046	872,572
Receivables	299,281	3,243,880
Contribution receivable	12,000,754	10,852,778

Total assets	1,735,562,103	1,559,729,842

Liabilities:
Accrued liabilities	790,511	2,103,288

Total liabilities	790,511	2,103,288

Net assets available for benefits	$1,734,771,592	$1,557,626,554

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2021

Additions to net assets:
Contributions:
Participant	$51,935,894
Employer	45,037,480
Rollovers	9,024,755
Total contributions	105,998,129

Net investment income:
Net increase in fair value of investments	204,479,324
Dividends	19,010,193
Interest	29,188
Total net investment income	223,518,705

Interest income on notes receivable from participants	1,050,288

Total additions to net assets	330,567,122

Deductions from net assets:
Withdrawals	150,577,133
Administrative expenses	2,798,084
Dividend distributions	46,867

Total deductions from net assets	153,422,084

Net increase during the year	177,145,038

Net assets available for benefits at beginning of year	1,557,626,554

Net assets available for benefits at end of year	$1,734,771,592

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility to determine whether to override the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has contribution accounts consisting primarily of, as applicable, pre-tax, Roth, catchup, rollover, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2021.

Additionally, eligible active employees who are not eligible to receive compensation credits under Williams’ defined benefit pension plan are eligible to receive a 4.5 percent Employer Fixed Annual Contribution made by Williams. The Employer Fixed Annual Contribution is made after the end of each Plan year and included in Contribution receivable on the Statements of Net Assets Available for Benefits. Eligible employees generally must be an active employee at year end to receive this contribution, with exceptions for retirement, disability, death, divestiture, and reduction in force.

The Plan also includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2021, employer contributions were reduced by $879 thousand from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s Legacy WMB Stock Fund, the participant may request payment of benefits under the Plan in common stock held within the fund.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Such withdrawal does not cause the participant to be suspended from the Plan.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest are paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other
Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded. Thus, no allowance for credit losses is required or recorded.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit, and government and corporate bonds. The Plan’s Level 3 investments consist of private placement common stocks that are not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2021 and 2020.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2021 and 2020, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The combined fair value for the common/collective trusts is provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2021:
Interest-bearing cash	$3,825,101	$—	$—	$3,825,101
Mutual funds	277,986,044	—	—	277,986,044
Self-directed brokerage fund	111,636,945	2,108,606	—	113,745,551
Common stocks	474,824,470	3,590,671	342,256	478,757,397
	$868,272,560	$5,699,277	$342,256	874,314,093
Common/collective trusts				827,665,729
Total investments at fair value				$1,701,979,822

2020:
Interest-bearing cash	$2,707,054	$—	$—	$2,707,054
Mutual funds	225,624,504	—	—	225,624,504
Self-directed brokerage fund	99,892,988	1,985,527	—	101,878,515
Common stocks	430,647,088	7,289,670	709,801	438,646,559
	$758,871,634	$9,275,197	$709,801	768,856,632
Common/collective trusts				755,165,384
Total investments at fair value				$1,524,022,016

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds investments in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2021	2020
Net assets available for benefits per the financial statements	$1,734,771,592	$1,557,626,554
Amounts allocated to withdrawing participants	—	(1,355,343)
Net assets available for benefits per the Form 5500	$1,734,771,592	$1,556,271,211

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2021:

Net increase during the year	$177,145,038
Add: Amounts allocated to withdrawing participants at December 31, 2020	1,355,343
Net income per Form 5500	$178,500,381

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 4	81,793,822 shares		$81,793,822
*	Fidelity Diversified International Commingled Pool	3,422,675 shares		66,536,810
	Prudential Core Plus Bond Fund Class 5	196,588 shares		38,352,280
	Vanguard Target Retirement Income Trust I	202,143 shares		13,333,336
	Vanguard Target Retirement 2015 Trust I	87,790 shares		5,873,155
	Vanguard Target Retirement 2020 Trust I	737,959 shares		53,590,600
	Vanguard Target Retirement 2025 Trust I	854,260 shares		64,624,782
	Vanguard Target Retirement 2030 Trust I	1,901,374 shares		148,611,373
	Vanguard Target Retirement 2035 Trust I	581,781 shares		47,566,377
	Vanguard Target Retirement 2040 Trust I	1,539,724 shares		132,908,955
	Vanguard Target Retirement 2045 Trust I	510,490 shares		45,254,917
	Vanguard Target Retirement 2050 Trust I	967,156 shares		86,550,821
	Vanguard Target Retirement 2055 Trust I	260,342 shares		28,408,524
	Vanguard Target Retirement 2060 Trust I	185,250 shares		10,618,558
	Vanguard Target Retirement 2065 Trust I	103,273 shares		3,641,419
				827,665,729
	Registered Investment Companies
	PIMCO Real Return Fund Institutional Class	948,544 shares		11,686,061
*	Fidelity U.S. Bond Index Fund	1,190,177 shares		14,258,315
	Vanguard Extended Market Index Fund Institutional	261,875 shares		36,319,492
	Vanguard Institutional Index Fund Institutional Plus	485,769 shares		197,125,037
	Vanguard Total International Stock Index Fund Institutional	130,910 shares		17,904,505
				277,293,410
	Common Stock
*	The Williams Companies, Inc.	234,683 shares		6,113,826
				6,113,826
	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	717,559 shares		717,559

	Common Stock:
	AMERICAN INTERNATIONAL GROUP	36,000 shares		2,046,960
	ARCHER DANIELS MIDLAND CO	29,615 shares		2,001,678
	BAXTER INTL INC	23,900 shares		2,051,576
	BROADCOM INC	3,400 shares		2,262,394
	CIGNA CORP	8,868 shares		2,036,359

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	CISCO SYSTEMS INC	34,046 shares		2,157,495
	COGNIZANT TECH SOLUTIONS CL A	25,714 shares		2,281,346
	COMCAST CORP CL A	37,585 shares		1,891,653
	CONAGRA BRANDS INC	58,216 shares		1,988,076
	CONOCOPHILLIPS	26,981 shares		1,947,489
	CVS HEALTH CORP	21,684 shares		2,236,921
	DISCOVER FIN SVCS	15,627 shares		1,805,856
	DISNEY (WALT) CO	13,034 shares		2,018,836
	DOLLAR GENERAL CORP	8,390 shares		1,978,614
	DOLLAR TREE INC	14,900 shares		2,093,748
	DOVER CORP	11,665 shares		2,118,364
	DUPONT DE NEMOURS INC	25,936 shares		2,095,110
	EDISON INTL	32,600 shares		2,224,950
	EQUITY RESIDENTIAL REIT	23,089 shares		2,089,555
	FIDELITY NATL INFORM SVCS INC	18,745 shares		2,046,017
	HONEYWELL INTL INC	9,056 shares		1,888,266
	JOHNSON & JOHNSON	11,518 shares		1,970,384
	MERCK & CO INC NEW	26,149 shares		2,004,059
	METLIFE INC	31,076 shares		1,941,939
	MOTOROLA SOLUTIONS INC	8,200 shares		2,227,940
	NORTHROP GRUMMAN CORP	5,093 shares		1,971,348
	ORACLE CORP	20,738 shares		1,808,561
	RAYTHEON TECHNOLOGIES CORP	22,034 shares		1,896,246
	TJX COMPANIES INC NEW	26,700 shares		2,027,064
	TRUIST FINL CORP	33,300 shares		1,949,715
	US BANCORP DEL	32,900 shares		1,847,993
	VERIZON COMMUNICATIONS INC	37,822 shares		1,965,231
	VIATRIS INC	142,411 shares		1,926,821

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	1,085,631 shares		1,085,631

	Common Stock:
	AARON'S CO INC/THE	4,775 shares		117,704
	ACUITY BRANDS INC	1,825 shares		386,389
	AGCO CORP	2,000 shares		232,040
	AIR LEASE CORP CL A	3,100 shares		137,113
	ALLISON TRANSMISSION HLDGS INC	6,500 shares		236,275
	AMC NETWORKS INC CL A	3,600 shares		123,984

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AMDOCS LTD	3,800 shares		284,392
	AMERICAN ASSETS TRUST INC	6,800 shares		255,204
	AMERICAN FINL GROUP INC OHIO	1,900 shares		260,908
	AMKOR TECHNOLOGY INC	9,700 shares		240,463
	AMPHASTAR PHARMACEUTICALS INC	651 shares		15,162
	APPLE HOSPITALITY REIT INC	4,500 shares		72,675
	ARC DOCUMENT SOLUTIONS INC	12,700 shares		44,450
	ARCBEST CORP	2,900 shares		347,565
	ARCONIC CORP	825 shares		27,233
	ARROW ELECTRONICS INC	4,700 shares		631,069
	ASSURED GUARANTY LTD	2,100 shares		105,420
	ATKORE INC	5,400 shares		600,426
	AVAYA HOLDINGS CORP	3,600 shares		71,280
	BERRY GLOBAL GROUP INC	4,700 shares		346,766
	BLOCK H & R INC	11,100 shares		261,516
	BORGWARNER INC	4,600 shares		207,322
	BRIDGEWATER BANCSHARES INC	10,800 shares		191,052
	BRIXMOR PPTY GROUP INC	11,100 shares		282,051
	BUNGE LIMITED	1,100 shares		102,696
	C N A FINANCIAL CORP	8,800 shares		387,904
	CABOT CORP	3,700 shares		207,940
	CAPRI HOLDINGS LTD	1,400 shares		90,874
	CARS.COM INC	10,600 shares		170,554
	CATALYST PHARMACEUTICALS INC	22,600 shares		153,002
	CHATHAM LODGING TRUST	9,100 shares		124,852
	CHEMOURS CO/ THE	5,700 shares		191,292
	CIRRUS LOGIC INC	1,100 shares		101,222
	CITY OFFICE REIT INC	15,100 shares		297,772
	CNO FINANCIAL GROUP INC	16,200 shares		386,208
	CNX RESOURCES CORP	12,135 shares		166,856
	CONSENSUS CLOUD SOLUTION	233 shares		13,484
	CORECIVIC INC	8,000 shares		79,760
	CSG SYSTEMS INTL INC	3,300 shares		190,146
	CUSTOMERS BANCORP INC	7,500 shares		490,275
	DANA INC	8,800 shares		200,816
	DAVITA INC	2,500 shares		284,400
	DELUXE CORP	4,300 shares		138,073
	DIODES INC	1,200 shares		131,772
	EASTMAN CHEMICAL CO	2,200 shares		266,002

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	ENERGIZER HLDGS INC	4,000 shares		160,400
	FEDERAL AGRI MTG NON VTG CL C	1,450 shares		179,698
	FIDELITY NATIONAL FINL INC	2,240 shares		116,883
	FINANCIAL INSTITUTIONS INC	6,500 shares		206,700
	FIRST AMERICAN FINANCIAL CORP	3,200 shares		250,336
	FIRST BUSEY CORP	7,500 shares		203,400
	FIRST HORIZON CORP	12,900 shares		210,657
	FIRST INTERNET BANCORP	5,400 shares		254,016
	FOOT LOCKER INC	3,700 shares		161,431
	FRANKLIN STREET PPTYS CORP	28,130 shares		167,374
	GAMING AND LEISURE PROPRTI INC	3,700 shares		180,042
	GOODYEAR TIRE & RUBBER CO	10,000 shares		213,200
	GRAPHIC PACKAGING HOLDING CO	5,300 shares		103,350
	GRAY TELEVISION INC	10,000 shares		201,600
	GREAT SOUTHERN BANCORP INC	2,914 shares		172,654
	HANMI FINANCIAL CORPORATION	8,800 shares		208,384
	HARLEY-DAVIDSON INC	5,800 shares		218,602
	HAVERTY FURNITURE COS INC	8,200 shares		250,674
	HAWAIIAN HLDGS INC	5,900 shares		108,383
	HILLENBRAND INC	2,660 shares		138,293
	HILLTOP HLDGS I	7,300 shares		256,522
	HOLLYFRONTIER CORP	8,680 shares		284,530
	HOPE BANCORP INC	16,800 shares		247,128
	HORIZON BANCORP INC INDIANA	2,800 shares		58,380
	HUNTINGTON INGALLS INDUSTRIES INC	1,000 shares		186,740
	HUNTSMAN CORP	9,000 shares		313,920
	INDUSTRIAL LOGISTICS PROPERTIES TR	7,587 shares		190,054
	INGLES MARKETS INC-CL A	2,600 shares		224,484
	INGREDION INC	2,600 shares		251,264
	INNOVIVA INC	16,700 shares		288,075
	INVESTORS BANCORP INC	23,700 shares		359,055
	IRON MOUNTAIN INC	3,900 shares		204,087
	IRONWOOD PHARMA CL A (PEND)	25,900 shares		301,994
	JABIL INC	7,600 shares		534,660
	JAZZ PHARMA PLC	2,000 shares		254,800
	JETBLUE AIRWAYS CORP	9,200 shares		131,008
	JM SMUCKER CO/THE	2,700 shares		366,714
	JUNIPER NETWORKS INC	5,200 shares		185,692
	KELLY SERVICES INC CL A	8,200 shares		137,514

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	KOHLS CORP	2,800 shares		138,292
	KOPPERS HLDGS INC	4,900 shares		153,370
	KRATON CORP	2,700 shares		125,064
	LANNETT INC	6,900 shares		11,178
	LEAR CORP NEW	1,400 shares		256,130
	M D C HOLDINGS INC	5,076 shares		283,393
	MANPOWERGROUP INC	2,200 shares		214,126
	MDU RESOURCES GROUP INC	8,100 shares		249,804
	MEDICAL PPTY TR INC	11,100 shares		262,293
	MERITOR INC	11,500 shares		284,970
	MGIC INVESTMENT CORP	9,000 shares		129,780
	MIDLAND STATES BANCORP INC	7,200 shares		178,488
	MILLERKNOLL INC	3,200 shares		125,408
	MODINE MANUFACTURING CO	12,900 shares		130,161
	MOLSON COORS BEVERAGE CO B	6,900 shares		319,815
	MOOG INC CL A	1,800 shares		145,746
	MOSAIC CO NEW	8,100 shares		318,249
	NATIONAL FUEL GAS CO NJ	5,500 shares		351,670
	NAVIENT CORP	16,900 shares		358,618
	NCR CORP	3,300 shares		132,660
	NEW MOUNTAIN FINANCE CORP	11,800 shares		161,660
	NEXSTAR MEDIA GROUP INC A	1,676 shares		253,042
	NRG ENERGY INC	6,900 shares		297,252
	O-I GLASS INC	14,200 shares		170,826
	ODP CORP/THE	4,170 shares		163,798
	OFFICE PROPERTIES INCOME TRUST	7,076 shares		175,768
	OMEGA HEALTHCARE INVESTORS INC	6,800 shares		201,212
	OSHKOSH CORP	2,200 shares		247,962
	OWENS CORNING INC	2,600 shares		235,300
	PARAMOUNT GLOBAL CL B	4,700 shares		141,846
	PATTERSON COMPANIES INC	3,500 shares		102,725
	PENNANTPARK INVESTMENT CORP	33,903 shares		234,948
	PENSKE AUTOMOTIVE GROUP INC	4,300 shares		461,046
	PIEDMONT OFFICE REALTY TRUST A	13,500 shares		248,130
	PLYMOUTH INDL REIT INC	3,800 shares		121,600
	PREMIER FINANCIAL CORP	7,600 shares		234,916
	PULTEGROUP INC	6,300 shares		360,108
	QURATE RETAIL INC	13,600 shares		103,360
	RADIAN GROUP INC	9,800 shares		207,074

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	RBB BANCORP	8,100 shares		212,220
	REGIONAL MANAGEMENT CORP	5,400 shares		310,284
	REGIONS FINANCIAL CORP	11,100 shares		241,980
	REINSURANCE GROUP OF AMERICA	1,700 shares		186,133
	RELIANCE STEEL & ALUMINUM CO	1,100 shares		178,442
	RETAIL VALUE INC	1,047 shares		6,722
	REV GROUP INC	10,500 shares		148,575
	ROCKY BRANDS INC	4,000 shares		159,200
	SABRA HEALTHCARE REIT INC	11,900 shares		161,126
	SANMINA CORP	4,600 shares		190,716
	SCANSOURCE INC	3,400 shares		119,272
	SELECT MEDICAL HLDGS CORP	4,850 shares		142,590
	SILGAN HOLDINGS INC	6,700 shares		287,028
	SNAP-ON INCORPORATED	1,000 shares		215,380
	SONIC AUTOMOTIVE INC CL A	5,300 shares		262,085
	SPROUTS FMRS MKT INC	8,700 shares		258,216
	TD SYNNEX CORP	1,313 shares		150,155
	TOLL BROTHERS INC	3,000 shares		217,170
	TRITON INTERNATIONAL LTD	4,800 shares		289,104
	TRONOX HOLDINGS PLC	6,200 shares		148,986
	TTM TECHNOLOGIES INC	7,400 shares		110,260
	UGI CORP NEW	5,000 shares		229,550
	ULTRA CLEAN HOLDINGS INC	4,100 shares		235,176
	UNITED THERAPEUTICS CORP DEL	1,600 shares		345,728
	UNITI GROUP INC	15,068 shares		211,103
	UNIVERSAL HEALTH SVCS INC CL B	2,100 shares		272,286
	UNUM GROUP	9,300 shares		228,501
	VILLAGE SUPER MKT INC CL A NEW	3,400 shares		79,526
	VISHAY INTERTECHNOLOGY INC	6,300 shares		137,781
	VISTA OUTDOOR INC	5,500 shares		253,385
	VISTRA CORP	16,300 shares		371,151
	VOYA FINANCIAL INC	4,800 shares		318,288
	WEIS MARKETS INC	3,000 shares		197,640
	WESTERN UNION CO	5,200 shares		92,768
	WESTROCK CO	7,300 shares		323,828
	WHIRLPOOL CORP	2,000 shares		469,320
	WILLIAMS-SONOMA INC	1,300 shares		219,869
	WINNEBAGO INDUSTRIES INC	2,200 shares		164,824
	WORLD FUEL SERVICES CORP	4,100 shares		108,527

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	XEROX HOLDINGS CORP	8,825 shares		199,798
	ZIFF DAVIS INC	1,350 shares		149,661
	ZIONS BANCORP	8,200 shares		517,912

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	748,338 shares		748,338

	Registered Investment Company:
*	T Rowe Price Government Reserve Fund	692,634 shares		692,634

	Common Stock:
	ADVANCED MICRO DEVICES INC	25,878 shares		3,723,844
	AFFIRM HOLDINGS INC	8,958 shares		900,816
	ALIGN TECHNOLOGY INC	807 shares		530,344
	ALPHABET INC CL A	1,408 shares		4,079,032
	ALPHABET INC CL C	9,238 shares		26,730,984
	AMAZON.COM INC	8,850 shares		29,508,909
	ANT INTL CO LTD CLASS C PP	121,484 shares		229,605
	APPLE INC	130,727 shares		23,213,193
	ASML HLDG NV (NY REG SHS) NEW YORK REGIST	3,239 shares		2,578,697
	ASTRAZENECA PLC SPONS ADR	11,206 shares		652,750
	ATLASSIAN CORP PLC CLS A	3,403 shares		1,297,530
	BILL.COM HOLDINGS INC	4,000 shares		996,600
	BLOCK INC CL A	10,452 shares		1,688,103
	CARVANA CO CL A	12,407 shares		2,875,819
	CHIPOTLE MEXICAN GRILL INC	1,204 shares		2,104,893
	CHUBB LTD	4,185 shares		809,002
	CINTAS CORP	776 shares		343,900
	COPART INC	5,353 shares		811,622
	COSTAR GROUP INC	280 shares		22,128
	COUPA SOFTWARE INC	2,744 shares		433,689
	CROWDSTRIKE HOLDINGS INC	1,378 shares		282,146
	DANAHER CORP	10,559 shares		3,474,017
	DATABRICKS INC SER G PC PP	511 shares		112,651
	DATADOG INC CL A	4,282 shares		762,667
	DELIVERY HERO SE	3,414 shares		380,910
	DISNEY (WALT) CO	6,781 shares		1,050,309
	DOCUSIGN INC	5,737 shares		873,802

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DOLLAR GENERAL CORP	8,324 shares		1,963,049
	DOORDASH INC	12,686 shares		1,888,945
	EQUIFAX INC	1,427 shares		417,811
	FISERV INC	12,853 shares		1,334,013
	FORTINET INC	5,485 shares		1,971,309
	GENERAL ELECTRIC CO	8,350 shares		788,825
	GOLDMAN SACHS GROUP INC	7,563 shares		2,893,226
	HASHICORP INC	2,301 shares		209,483
	HCA HEALTHCARE INC	9,475 shares		2,434,317
	HUMANA INC	2,089 shares		969,004
	INTUIT INC	9,525 shares		6,126,671
	INTUITIVE SURGICAL INC	13,605 shares		4,888,277
	LILLY (ELI) & CO	12,023 shares		3,320,993
	LINDE PLC	2,422 shares		839,053
	LULULEMON ATHLETICA INC	5,661 shares		2,215,998
	MARSH & MCLENNAN COS INC	3,219 shares		559,527
	MARVELL TECHNOLOGY INC	16,737 shares		1,464,320
	MASTERCARD INC CL A	15,178 shares		5,453,759
	META PLATFORMS INC CL A	59,426 shares		19,987,935
	MICROSOFT CORP	99,753 shares		33,548,929
	MONGODB INC CL A	3,680 shares		1,948,008
	MONOLITHIC POWER SYS INC	1,863 shares		919,074
	MSCI INC	591 shares		362,100
	NETFLIX INC	9,064 shares		5,460,516
	NIKE INC CL B	14,474 shares		2,412,382
	NVIDIA CORP	33,312 shares		9,797,392
	OPENDOOR TECHNOLOGIES INC	26,200 shares		382,782
	PAYCOM SOFTWARE INC	611 shares		253,681
	PAYPAL HLDGS INC	15,253 shares		2,876,411
	PINTEREST INC CL A	31,285 shares		1,137,210
	RIVIAN AUTOMOTIVE INC	12,371 shares		1,282,749
	RIVIAN AUTOMOTIVE INC(180 DAY LOCK UP)	17,742 shares		1,655,701
	ROKU INC CLASS A	1,230 shares		280,686
	ROPER TECHNOLOGIES INC	2,756 shares		1,355,566
	ROSS STORES INC	18,687 shares		2,135,550
	S&P GLOBAL INC	4,275 shares		2,017,501
	SALESFORCE.COM INC	2,359 shares		599,493
	SCHWAB CHARLES CORP	16,370 shares		1,376,717
	SEA LTD ADR	21,163 shares		4,734,375

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	SERVICENOW INC	10,685 shares		6,935,740
	SHERWIN WILLIAMS CO	488 shares		171,854
	SHOPIFY INC CL A	1,360 shares		1,873,250
	SHOPIFY INC CL A	65 shares		89,497
	SNAP INC - A	80,151 shares		3,769,502
	SNOWFLAKE INC CL A	1,582 shares		535,902
	SPOTIFY TECHNOLOGY SA	3,974 shares		930,035
	STARBUCKS CORP	6,273 shares		733,753
	STRYKER CORP	7,852 shares		2,099,782
	SYNOPSYS INC	8,423 shares		3,103,876
	T-MOBILE US INC	4,878 shares		565,750
	TAIWAN SEMIC MFG CO LTD SP ADR	8,291 shares		997,490
	TE CONNECTIVITY LTD	3,492 shares		563,399
	TELEFLEX INC	1,939 shares		636,923
	TENCENT HOLDINGS LTD	25,000 shares		1,464,563
	TESLA INC	7,421 shares		7,842,364
	TEXAS INSTRUMENTS INC	7,193 shares		1,355,665
	THE BOOKING HOLDINGS INC	593 shares		1,422,743
	THERMO FISHER SCIENTIFIC INC	2,874 shares		1,917,648
	TJX COMPANIES INC NEW	5,648 shares		428,796
	TOAST INC	1,235 shares		42,867
	TRANSUNION	4,000 shares		474,320
	TWILIO INC CLASS A	1,574 shares		414,497
	UNITEDHEALTH GROUP INC	11,506 shares		5,777,623
	VEEVA SYS INC CL A	3,102 shares		792,499
	VISA INC CL A	32,047 shares		6,944,905
	ZOETIS INC CL A	7,785 shares		1,899,774
	ZOOM VIDEO COMMUNICATIONS INC CL A	7,047 shares		1,296,014

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	1,273,573 shares		1,273,573

	Common Stock:
	10X GENOMICS INC	5,026 shares		748,673
	ABIOMED INC	3,595 shares		1,291,216
	ACADIA HEALTHCARE CO INC	16,286 shares		988,560
	ALARM.COM HOLDINGS INC	11,328 shares		960,728
	AMEDISYS INC	3,676 shares		595,071
	ARES MANAGEMENT CORP CL A	13,099 shares		1,064,556

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AVALARA INC	7,213 shares		931,270
	AXON ENTERPRISE INC	7,994 shares		1,255,058
	AZENTA INC	14,539 shares		1,499,116
	BEAUTY HEALTH CO/THE	21,374 shares		516,396
	BIO TECHNE CORP	2,764 shares		1,429,928
	BLUEPRINT MEDICINES CORP	7,395 shares		792,078
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	8,402 shares		1,057,644
	BRINKS CO	18,820 shares		1,234,027
	BUILDERS FIRSTSOURCE	28,485 shares		2,441,449
	BURLINGTON STORES INC	4,339 shares		1,264,862
	BWX TECHNOLOGIES INC	26,906 shares		1,288,259
	CABLE ONE INC	481 shares		848,219
	CAMECO CORP	50,567 shares		1,102,866
	CELSIUS HOLDINGS INC	7,365 shares		549,208
	CERTARA INC	19,087 shares		542,453
	CHARLES RIVER LABS INTL INC	4,061 shares		1,530,104
	CHART INDUSTRIES INC	2,958 shares		471,771
	CHEMED CORP	1,924 shares		1,017,873
	CROWN HOLDINGS INC	14,897 shares		1,647,906
	DENBURY INC	13,173 shares		1,008,920
	DYNATRACE INC	24,795 shares		1,496,378
	ENTEGRIS INC	7,014 shares		972,000
	EURONET WORLDWIDE INC	11,071 shares		1,319,331
	FIRSTSERVICE CORP	4,132 shares		811,814
	FOX FACTORY HOLDING CORP	7,069 shares		1,202,437
	GUIDEWIRE SOFTWARE INC	7,892 shares		895,979
	HALOZYME THERAPEUTICS INC	21,529 shares		865,681
	HEALTHEQUITY INC	15,412 shares		681,827
	HEICO CORP CL A	4,407 shares		566,388
	HELEN OF TROY LTD	2,244 shares		548,591
	HORIZON THERAPEUTICS PLC	9,567 shares		1,030,940
	INSMED INC	19,860 shares		540,986
	INSPIRE MEDICAL SYSTEMS INC	3,676 shares		845,701
	KORNIT DIGITAL LTD	3,472 shares		528,612
	LESLIE'S INC	49,945 shares		1,181,699
	LIGAND PHARMACEUTICALS	5,176 shares		799,485
	LINCOLN ELECTRIC HLDGS INC	4,298 shares		599,442
	LIVE NATION ENTERTAINMENT INC	6,404 shares		766,495
	MARTIN MARIETTA MATERIALS INC	3,078 shares		1,355,921

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	MERCURY SYSTEMS INC	13,968 shares		769,078
	MERIT MEDICAL SYSTEMS INC	11,200 shares		697,760
	MKS INSTRUMENTS INC	2,971 shares		517,459
	NATIONAL INSTRUMENT CORP	20,406 shares		891,130
	NATIONAL VISION HOLDINGS INC	18567 shares		891,030
	NEW FORTRESS ENERGY INC	17,571 shares		424,164
	NICE LTD SPON ADR	4,727 shares		1,435,117
	NOVANTA INC	4,403 shares		776,381
	OVERSTOCK.COM INC DEL	10,943 shares		645,746
	PACIFIC BIOSCIENES OF CALI INC	22,692 shares		464,278
	PEGASYSTEMS INC	5,386 shares		602,263
	PENUMBRA INC	4,976 shares		1,429,704
	PERFORMANCE FOOD GROUP CO	21,545 shares		988,700
	PURE STORAGE INC CL A	55,499 shares		1,806,492
	REVOLVE GROUP INC	15,515 shares		869,461
	RITCHIE BROS AUCTIONEERS	13,508 shares		826,825
	SOLAREDGE TECHNOLOGIES INC	3,933 shares		1,103,482
	STEM INC	19,769 shares		375,018
	TREX CO INC	14,017 shares		1,892,716
	TWIST BIOSCIENCE CORP	6,843 shares		529,580
	VARONIS SYSTEMS INC	15,004 shares		731,895
	VERACYTE INC	16,838 shares		693,726
	VIRTU FINANCIAL INC- CL A	42,045 shares		1,212,157
	WESTERN ALLIANCE BANCORP	9,896 shares		1,065,304
	WOLFSPEED INC	4,970 shares		555,497
	WORKIVA INC	6,348 shares		828,351
	WYNDHAM HOTELS & RESORTS INC	17,590 shares		1,576,944
	ZYNGA INC	123,967 shares		793,389
				477,161,306

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		113,745,551

		Investments (at fair value)		1,701,979,822

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 9.5%		20,941,200

				$1,722,921,022

*Party-in-interest
**Column not applicable for participant-directed investments.

    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Robert Biffle
Robert Biffle
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 9, 2022

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm